FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), third quarter, year ending March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 7, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Consolidated Results of Operations

Third quarter, year ending March 2013

(US GAAP)

Nomura Holdings, Inc.

January 2013

© Nomura

Outline

Presentation

Executive summary (p. 3)

Overview of results (p. 4)

Business segment results (p. 5)

Breakdown of income before income taxes and net income (p. 6)

Retail (p. 7-8)

Asset Management (p. 9-10)

Wholesale (p. 11-14)

Non-interest expenses (p. 15)

Progress of cost reduction program (p. 16)

Robust financial position (p. 17)

Funding and liquidity (p. 18)

Exposure to European peripheral countries (p. 19)

Financial Supplement

Consolidated balance sheet (p. 20)

Value at risk (p. 21)

Consolidated financial highlights (p. 22)

Consolidated income (p. 23)

Main revenue items (p. 24)

Adjustment of consolidated results and segment results:

Income (loss) before income taxes (p. 25)

Segment “Others” (p. 26)

Retail related data (p. 27-31)

Asset Management related data (p. 32-33)

Wholesale related data (p. 34-35)

Number of employees (p. 36)

Executive summary

Highlights

Net revenue: Y389.1bn (-3% QoQ)

Three business segments reported higher revenues; firm-wide revenues were down slightly QoQ

Main factors behind firm-wide decline include a 16% decrease in revenues at consolidated entities related to Nomura Land and Building and losses booked due to changes to own and counterparty credit spreads

Income before income taxes: Y13.0bn (-63% QoQ)

All international regions profitable

Write-down of Y24.1bn on real estate mainly held by consolidated variable interest entities 1

Effect on net income2 of minus Y2.1bn after factoring out non-controlling interests, etc.

Net income2: Y20.1bn (7.2x QoQ)

Significant improvement; ROE (annualized) of 3.8%

Three business segments: Net revenue of Y303.4bn (+30% QoQ); Income before income taxes of Y71.9bn (4.6x QoQ), highest in three years

Retail: Net revenue of Y95.7bn (+18% QoQ); Income before income taxes of Y20.3bn (+85% QoQ)

Favorable market conditions led to improved risk appetite among retail investors; Uptick in sales of stocks and investment trusts

Asset Management: Net revenue of Y18.8bn (+22% QoQ); Income before income taxes of Y7.3bn (+60% QoQ)

Improved investment environment and solid inflows led to higher assets under management; Performance fees and other factors also contributed to solid growth in income before income taxes

Wholesale: Net revenue of Y189.0bn (+38% QoQ); Income before income taxes of Y44.4bn (230x QoQ)

All business lines and international regions reported higher net revenue QoQ; Income before income taxes up significantly to highest level in three years

Revenues driven by Fixed Income with contributions from all products and regions

(1) Entities in which Nomura does not have a controlling interest based on holding the majority of the voting rights and where the following three conditions are met: 1) Nomura has power over the most significant activities of the VIE; 2) Nomura has the right to receive benefits or the obligation to absorb losses meeting a significant test; 3) Nomura is not acting as a fiduciary for other interest holders.

(2) Net income attributable to Nomura Holdings shareholders.

Overview of results

NOMURA

Highlights

(billions of yen)

	FY2012/13 3Q	QoQ	YoY	FY2012/13 1Q – 3Q	YoY
Net revenue	**389.1** *I	-3%	-4%	1,160.0	+12%
Non-interest expenses	**376.1** *II	+3%	+2%	1,092.0	+8%
Income before income taxes	**13.0** *II	-63%	-62%	68.0	+181%
Income tax expense	**12.9**	-57%	+30%	56.5	+118%
Less: Net income (loss) attributable to non-controlling interests	**(20.0)**	-	-	(13.3)	-
Net income[1]	**20.1** *III	7.2x	+13%	24.8	-
ROE[2]	**3.8%**			1.5%	

Additional background to 3Q results

- Nomura Land and Building net revenues included in consolidated results: Y108.9bn (-16% QoQ) --- *I
- Loss of Y23.2bn related to changes to own and counterparty credit spreads --- * I
- Non-interest expenses and income before income taxes include a write-down of Y24.1bn on real estate held mainly by consolidated variable interest entities[3] --- *II
  - ✓ Effect on net income[1] of minus Y2.1bn after factoring out non-controlling interests, etc. --- *III

(1) *Net income attributable to Nomura Holdings shareholders.* (2) *Calculated using annualized net income for each period.*

(3) *Entities in which Nomura does not have a controlling interest based on holding the majority of the voting rights and where the following three conditions are met: 1) Nomura has power over the most significant activities of the VIE; 2) Nomura has the right to receive benefits or the obligation to absorb losses meeting a significant test; 3) Nomura is not acting as a fiduciary for other interest holders.*

4

Business segment results

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)		FY2012/13 3Q	QoQ	YoY	FY2012/13 1Q – 3Q	YoY
Net Revenues	Retail	95.7	+18%	+20%	259.2	+1%
	Asset Management	18.8	+22%	+23%	50.6	+1%
	Wholesale	189.0	+38%	+8%	447.9	+13%
	Segment total	**303.4**	**+30%**	**+12%**	**757.8**	**+8%**
	Other[1]	76.8	-51%	-44%	387.3	+14%
	Unrealized gain (loss) on investments in equity securities held for operating purposes	8.9	-28%	-	14.9	-
	Net revenue	**389.1**	**-3%**	**-4%**	**1,160.0**	**+12%**
Income (loss) before income taxes	Retail	20.3	+85%	+101%	43.4	+1%
	Asset Management	7.3	+60%	+72%	17.2	+5%
	Wholesale	44.4	230x	+20%	36.0	-
	Segment total	**71.9**	**4.6x**	**+40%**	**96.7**	**9.9x**
	Other[1]	(67.9)	-	-	(43.5)	-
	Unrealized gain (loss) on investments in equity securities held for operating purposes	8.9	-28%	-	14.9	-
	Income (loss) before income taxes	**13.0**	**-63%**	**-62%**	**68.0**	**+181%**

3Q "Other" [1] includes the following

- Net revenue and income (loss) before income taxes: Loss of Y23.2bn related to changes to own and counterparty credit spreads
- Income (loss) before income taxes: Write-down of Y24.1bn on real estate mainly held by consolidated variable interest entities[2]

(1) Includes entities consolidated as a result of converting Nomura Land and Building into a subsidiary.
(2) Entities in which Nomura does not have a controlling interest based on holding the majority of the voting rights and where the following three conditions are met: 1) Nomura has power over the most significant activities of the VIE; 2) Nomura has the right to receive benefits or the obligation to absorb losses meeting a significant test; 3) Nomura is not acting as a fiduciary for other interest holders.

5

Breakdown of income before income taxes and net income

(billions of yen)

Loss related to changes to Write-down of real estate

own and counterparty mainly held by consolidated

credit spreads variable interest entities1

71.9

4.6x

Wholesale 44.4

-23.2 Includes Y19.5bn related to

write-down of real estate

mainly held by consolidated

variable interest entities1

Asset

Management 7.3 -24.1 +20.0 20.1

15.7

0.2 +8.9 13.0

4.6

Retail 20.3 Corporate

11.0 items, etc.

-20.6 -12.9

2Q business 3Q business Unrealized gain Income Income tax Net loss Net income segment segment on investments before expense attributable attributable in equity

income before income before Segment Other securities held income to non- to Nomura income taxes income taxes for operating taxes controlling Holdings purposes interests shareholders

(1) Entities in which Nomura does not have a controlling interest based on holding the majority of the voting rights and where the following three conditions are met: 1) Nomura has power over the most significant activities of the

VIE; 2) Nomura has the right to receive benefits or the obligation to absorb losses meeting a significant test; 3) Nomura is not acting as a fiduciary for other interest holders.

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2011/12		FY2012/13			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	79.7	92.4	82.7	80.8	**95.7**	+18%	+20%
Non-interest expenses	69.6	72.1	70.5	69.8	**75.4**	+8%	+8%
Income before income taxes	10.1	20.3	12.2	11.0	**20.3**	+85%	+101%

Retail client assets

(trillions of yen)



65.0
72.0
68.2
67.3
73.6
FY2011/12
FY2012/13
Dec. 2011
Mar. 2012
Jun. 2012
Sep. 2012
Dec. 2012

Key points

- Net revenue: Y95.7bn (+18% QoQ; +20% YoY)
- Income before income taxes: Y20.3bn (+85% QoQ; +101% YoY)

- Net revenue and income before income taxes both higher QoQ as retail investor risk appetite increased due to favorable market conditions
  - Stronger sales driven by stocks and investment trust products
  - Reported net inflows of Retail client assets underpinned by diverse product lineup and consulting based sales approach
  - Recognized approx. Y6bn charge on disposal of IT system as part of migration to new system; Strong revenues offset higher expenses

- Client franchise
  - Retail client assets: Y73.6trn
  - Accounts with balance: 5.01m
  - Net asset inflows: Y360.5bn

- Sales of main investment trusts
  - Nomura High Dividend Stock Premium Fund*: Y246.4bn
  - Nomura Emerging Sovereign Yen Investment Type Series[1]*: Y129.3bn
  - Nomura US High Yield Bond Fund: Y127.3bn
  - Nomura Australian Bond Open Premium: Y61.4bn

*Launched in 3Q

- Other sales
  - IPOs and public offerings: Y68.4bn
  - Retail bonds: Y495.8bn
    - (of which) foreign bonds: Y346.9bn

(1) Total of unit type investment trust 1210, 1211, 1212.

7

Retail: Robust sales of equity-related products on higher risk appetite

NOMURA

Total sales



(billions of yen)
Stocks
Bonds
Investment trusts
Others
3,000
2,000
1,000
0
FY2011/12
FY2012/13
3Q
4Q
1Q
2Q
3Q

Total sales increased 23% QoQ driven by stocks and investment trusts

- Stocks: Significant increase in sales amid buoyant market
  - Monthly sales in December were highest since April 2011
  - Enhanced marketing of foreign stocks
- Investment trusts: Sales up 26% QoQ
  - Third straight quarter of net inflows
  - Strong sales of existing products: Premium strategy series, yen hedge investment trusts, etc.
- Bonds: Sales increased 9% QoQ
  - Robust sales of corporate bonds and JGBs for retail investors
  - Sales of foreign bonds on par with 2Q (AUD, MXN, etc.)

Net asset inflows[1]



(billions of yen)
260
185
647
-10
360
FY2011/12
FY2012/13
3Q
4Q
1Q
2Q
3Q

Robust sales of stocks



(billions of yen)
587
820
703
685
932
FY2011/12
FY2012/13
3Q
4Q
1Q
2Q
3Q

(1) Net asset inflows = Asset inflows – asset outflows. Retail client assets exclude portion from regional financial institutions.

8

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2011/12		FY2012/13			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	15.3	15.7	16.4	15.4	**18.8**	+22%	+23%
Non-interest expenses	11.1	11.6	11.0	10.9	**11.5**	+5%	+4%
Income before income expenses	4.2	4.1	5.4	4.6	**7.3**	+60%	+72%

Assets under management

(trillions of yen)



AuM (gross)[1]
AuM (net)[2]
29.2
22.6
31.9
24.6
30.1
23.3
29.6
22.7
32.7
25.1
FY2011/12
FY2012/13
Dec. 2011
Mar. 2012
Jun. 2012
Sep. 2012
Dec 2012

Key points

- Net revenue: Y18.8bn (+22% QoQ; +23% YoY)
- Income before income taxes: Y7.3bn (+60% QoQ; +72% YoY)
  - Improved investment environment and inflows led to higher assets under management
  - Performance fees and other factors also contributed to highest quarterly income before income taxes since FY2011/12 1Q

Investment trust business for individual clients

- Nomura Securities sales channel
  - Continued fund inflows driven by diverse product offering matched to client needs and sales support
  - Inflows of risk-adverse funds into yen investment trusts

3Q fund inflows

✓ Nomura High Dividend Stock Premium Fund (Multi-currency): Y230.9bn

✓ Nomura Emerging Sovereign Yen Investment Type Series[3]: Y129.3bn

✓ Nomura US High Yield Bond Fund (Multi-currency): Y40.0bn

- Bank sales channel
  - Nomura Emerging Bond Open Course A: Dec. 31, 2012 (QoQ) Y169.1bn (+24%)

✓ Won Morningstar Fund of the Year 2012 / Excellent Awarded Fund

✓ Increased AuM through ongoing marketing support to distributors

Investment advisory business for institutional investors

- Inflows from pension funds in Japan and overseas
  - Captured fund inflows with diverse product lineup matched to client needs (Japanese equities, Asian equities and bonds, high yield bonds, etc.)

(1) *Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.*

(2) *Net after deducting duplications from assets under management (gross).*

(3) *Total of unit-type investment trust 1210, 1211, 1212.*

9

Asset Management: Strong inflows in investment trusts, higher market share

NOMURA

Assets under management (gross)[1] by business



(trillions of yen)
Investment trust business
Investment advisory business
40
30
20
10
0
29.2
31.9
30.1
29.6
32.7
8.2
8.9
8.6
7.8
8.7
21.0
23.0
21.5
21.7
24.0
FY2011/12
FY2012/13
Dec. 2011
Mar. 2012
Jun.2012
Sep. 2012
Dec. 2012

Nomura Asset Management share of public investment trust market[3]



23.0%
22.0%
21.0%
20.0%
19.0%
22.0%
22.1%
22.2%
22.1%
22.4%
FY2011/12
FY2012/13
Dec. 2011
Mar. 2012
Jun. 2012
Sep. 2012
Dec. 2012

Investment trust business flow of funds[2]



(billions of yen)
Investment trust business (excl. ETFs)
ETFs
400
300
200
100
0
-100
-200
-187
97
33
-19
-114
241
17
70
307
48
FY2011/12
FY2012/13
3Q
4Q
1Q
2Q
3Q

Awards

- Morningstar Fund of the Year 2012
  Excellent Awarded Fund
  - High Dividend Bond Fund Division
    Nomura Emerging Bond Open Course A



MORNINGSTAR AWARD
MORNINGSTAR
2012
Fund of The Year

- Asia Asset Management: Best of the Best Awards 2012
  - Nomura Asset Management won Japan, Best New ETF
    - ✓ Listed Japan's first ETFs linked to Nikkei Leverage Index and Nikkei Inverse Index (Apr. 2012)

(1) *Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.*
(2) *Based on assets under management (net)*
(3) *Source: Nomura, based on data from The Investment Trusts Association, Japan.*

10

Wholesale

NOMURA

Net revenue and income (loss) before income taxes[1]

(billions of yen)

	FY2011/12		FY2012/13			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	175.1	158.4	121.9	137.1	**189.0**	+38%	+8%
Non-interest expenses	138.1	146.5	130.4	136.9	**144.6**	+6%	+5%
Income (loss) before income taxes	37.1	11.9	-8.6	0.2	**44.4**	230x	+20%

Net revenue by region[1]

(billions of yen)



200.0
150.0
100.0
50.0
0.0
21.6
29.3
45.4
78.9
20.1
42.5
55.5
40.4
15.4
35.5
41.0
30.1
15.0
45.0
44.3
32.8
26.0
58.9
72.5
31.5
AEJ
Americas
EMEA
Japan
FY2011/12
FY2012/13
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y189.0bn (+38% QoQ; +8% YoY)
- Income before income taxes: Y44.4bn (230x QoQ; +20% YoY)
  - Revenues up QoQ in all business lines and regions; Rebound in income before income taxes
  - Fixed Income remained key driver: Tapped into uptick in client activity driven by shift in market conditions
  - Made progress in drive to improve profitability
    - ✓ Booked one-off expenses of approx. Y3bn related to cost reductions
    - ✓ Established Global Markets to enhance collaboration between Fixed Income and Equities and ensure efficient resource allocation
    - ✓ Investment Banking focused resources on areas of strength

Regional performance (net revenue, QoQ)

- EMEA (Y72.5bn, +64%)
  - Fixed Income revenues were solid in Rates and increased in Credit
  - Booked gain on sale of private equity investment (Annington)
- Americas (Y58.9bn, +31%)
  - Delivered best quarter since start of US buildout[2] on the back of robust performance in Fixed Income
  - Investment Banking reported growth in Solutions and Sponsors related revenues
- Japan (Y31.5bn, -4%)
  - Equities saw a rebound in client revenues as investors returned to Japanese equities
  - Fixed Income booked an unrealized loss of Y11bn mostly in Japan related to a change to the valuation method[3] used for certain derivatives where collateral is transferred
- AEJ (Y26.0bn, +74%)
  - Strongest revenues in 10 quarters as all business lines reported higher revenues

(1) Figures have been reclassified to conform to the current presentation following a reorganization in April 2012. *(2) Since FY2009/10 1Q*
(3) The overnight index swap curve is used to calculate fair value. However, the valuation method was revised from FY2012/13 3Q to take into account the characteristics of the collateral.

11

Global Markets: Fixed Income

NOMURA

Net revenue[1]



(billions of yen)
76.4
87.0
71.5
88.6
110.7
QoQ +25%
YoY +45%
FY2011/12
FY2012/13
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y110.7bn (+25% QoQ; +45% YoY)
  - Best quarter since 2009[2], driven by all products and regions
  - Steady client revenues coupled with stronger trading revenues
- Highlights by product
  - Rates
    - ✓ Revenue growth across all regions driven by rise in client activity and opportunities from macroeconomic shifts
  - Credit
    - ✓ Revenues up significantly in all regions
    - ✓ Growth supported by benign market environment and uptick in structured and solutions businesses
  - Securitized Products
    - ✓ Revenues robust, albeit slower than a strong 2Q

Americas and AEJ reported best quarter since 2009[2]

EMEA

- Revenues up approx. 25% QoQ
- Key contributors : Rates, Credit
- Increased client flow, monetization of market momentum

Americas

- Revenues up approx. 40% QoQ
- Key contributors: Securitized Products, Rates
- Steady growth in Rates and Credit complementing a stable Securitized franchise

AEJ

- Revenues up approx. 40% QoQ
- Key contributors: Credit, FX
- Growth across flow, structured and Solutions businesses

Japan

- Revenues up approx. 60% QoQ (excluding impact from a change to the valuation method[3] used for certain derivatives where collateral is transferred)
- Key contributors : Credit, Rates
- Robust client flows from both institutional and retail clients

(1) *Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.*
(2) *Since FY2009/10 1Q.*
(3) *The overnight index swap curve is used to calculate fair value. However, the valuation method was revised from FY2012/13 3Q to take into account the characteristics of the collateral.*

12

Global Markets: Equities

NOMURA

Net revenue[1]



(billions of yen)
39.6
51.6
37.1
32.1
47.3
QoQ
+47%
YoY
+19%
FY2011/12
FY2012/13
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y47.3bn (+47% QoQ; +19% YoY)
  - Client revenues
    - ✓ Down 3% QoQ due to sluggish market volume in Europe and US
    - ✓ Japan recovered as global investors returned to Japanese equities
  - Trading revenues
    - ✓ Recovery across all regions: Improved market conditions highlighted by higher volatility and rising stock price indices at the end of the quarter
- Derivatives business saw significant improvement
  - Strong rebound in Japan and recovery in AEJ
- Reorganization of global Equities business on track

Rebound in Japan revenues



Equities revenues by region
FY2012/13 3Q
2.9x
FY2012/13
2Q
3Q
Japan
AEJ
EMEA
Americas

3Q revenues jumped by 2.9 times QoQ

- Japan accounted for 25% of revenues, up from 13% in 2Q
- Cash Equities
  - Cash and Programs delivered solid revenues
  - Primary deals: GLP J-REIT and Daiwa House REIT IPOs
  - Third party recognition: Maintained #1 rank in Japanese Equity Research / Advisory, and Trading rankings
- Derivatives
  - Recovery in CBs, etc.
  - Primary deals: Sony euroyen CB

13

(1) *Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.*

Wholesale: Investment Banking

NOMURA

Net revenue [1]

(billions of yen)



Investment Banking (Gross)
45.1
40.5
32.2
33.3
33.4
Investment Banking (Net)
Other
59.1
35.5
23.6
19.8
21.2
-1.4
13.3
15.1
-1.8
0.6
16.4
15.8
30.9
13.2
17.7
QoQ +89%
YoY -48%
FY2011/12
FY2012/13
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y30.9bn (+89% QoQ; -48% YoY)
  - "Other" net revenue includes realized gain on private equity investments (Annington)
- Gross revenue: Y33.4bn (roughly flat QoQ; -26% YoY)
  - Japan: Continued to drive earnings despite slowdown in revenues QoQ
    - ✓ ECM business contributed to earnings driven by REIT related deals; DCM business ranked #1 in Samurai Bond league table[2]
  - International: Revenues up QoQ in each region; Americas reported best quarter since start of buildout[3]
    - ✓ Contributions from Solutions business for financial institutions
    - ✓ Continued momentum in Sponsor business[4]: Growth in Leveraged Finance deals and revenues

Diversified global business

Won mandates in areas of competitive strength

Selected deals in 3Q

ECM

- Executed large, high-profile deals
- Retained #1 spot in Japan-related league tabel[2]

Sony Euro-yen CB (JPY154bn)	**GLP J-REIT** Global IPO (JPY 111bn)
Religare Health Care Trust IPO(SGD511m)	**Daiwa House REIT** IPO (JPY54bn)

M&A

- League tables: #9 globally and #1 in Japan-related[2]
- Executed transactions in all regions through closer cross-regional collaboration

Fincantieri / STX OSV (SGD 730m)	**Toyota Industries /** Cascade ($736m)
Hitachi / **RWE & E.ON** (£696m)	**Bain Capital /** Atento (€1.0bn)

Leveraged Finance

- Primarily Sponsor-related[4]
- Won a number of mandates in EMEA and the Americas
- #1 in EMEA Sponsor led Leveraged Loans league table[2]

Financing for Tallgrass Energy Partners' acquisition of Kinder Morgan midstream assets ($1.3bn)

Financing for Blackstone acquisition of Intertrust Group (€512m)

Financing for Access Industries acquisition of Warner Music Group ($1.5bn)

Solutions business

Revenues driven by Inflation hedging transaction related to cross-border M&A, financial institutions business, and other deals

(1) *Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.*
(2) *Source: Thomson Reuters, Jan – Dec 2012.*
(3) *Since FY2009/10 4Q.*
(4) *Financial sponsor*

14

Non-interest expenses

NOMURA

Full year / Quarter



(billions of yen)
1,500
1,200
900
600
300
0
(billions of yen)
500
400
300
200
100
0
1,037.4
1,450.9
370.5
438.2
349.6
366.3
376.1
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
(Reference) Excluding entities consolidated as a result of converting Nomura Land and Building into a subsidiary

	FY2010/11	FY2011/12	FY2012.3		FY2012/13			QoQ
			3Q	4Q	1Q	2Q	3Q	
Compensation and benefits	519.0	534.6	127.8	128.0	124.6	133.7	**134.7**	**0.7%**
Commissions and floor brokerage	92.1	93.5	22.5	24.0	22.0	21.9	**22.9**	**4.6%**
Information processing and communications	182.9	177.1	46.4	43.7	42.5	45.1	**42.7**	**-5.5%**
Occupancy and related depreciation	87.8	100.9	26.2	27.6	24.1	22.1	**22.2**	**0.2%**
Business development expenses	30.2	48.5	12.7	14.1	11.3	11.2	**12.1**	**7.9%**
Other	125.4	496.2	134.9	200.8	125.1	132.2	**141.6**	**7.1%**
Total	**1,037.4**	**1,450.9**	**370.5**	**438.2**	**349.6**	**366.3**	**376.1**	**2.7%**

Key points

- Non-interest expenses: Y376.1bn (+3% QoQ)
- Compensation and benefits (+1% QoQ)
  - One-off charge of Y3.9bn related to cost reductions (declined from Y6.7bn last quarter)
  - Compensation and benefits up slightly on the back of robust revenues, but run rate declined.
- Information processing and communications declined 6% QoQ
  - Controlling IT system expenses
- Other expenses increased 7% QoQ
  - COGS at consolidated entities declined, but Other expenses increased due to a write-down of Y24.1bn on real estate held mainly by consolidated variable interest entities[1]
  - Recognized Y7.3bn charge on disposal of IT system

(1) *Entities in which Nomura does not have a controlling interest based on holding the majority of the voting rights and where the following three conditions are met: 1) Nomura has power over the most significant activities of the VIE; 2) Nomura has the right to receive benefits or the obligation to absorb losses meeting a significant test; 3) Nomura is not acting as a fiduciary for other interest holders.*

15

Progress of cost reduction program: Fit for the Future

Timeline of $1bn cost reduction program

Announced in Sep 2012: $1bn FY2012/13 FY2012/13

2Q 2H FY2013/14

Japan

18% Wholesale: Personnel expenses

PE 35% 81% 100%

AEJ 43%

15%

Americas

21% Wholesale: Non-personnel expenses

20% 75% 100%

NPE

57%

EMEA

46% Wholesale: Total

27% 78% 100%

Region PE vs. NPE

Progress

Additional $1bn cost reductions announced in

Sep 2012 are progressing as planned

Significant reduction in cost base: Lower break-

even point

Focused on Wholesale division (primarily

Equities, Investment Banking, Corporate)

Aim to complete by March 2014

Personnel expenses (43% of total)

Booked one-off charge of Y3.9bn in 3Q related

to headcount reduction

Postponing replacement of leavers, curbing new

hires

Business efficiencies (platform integration,

improved productivity)

Non-personnel expenses (57% of total)

Controlling IT system expenses through

business efficiencies

Costs down due to headcount reduction

Aiming for 75% reduction by March 2013

(1) Regional and PE vs. NPE breakdowns for $1bn cost reduction have been adjusted from the figures announced on September 6, 2012.

Robust financial position

Balance sheet related indicators and capital ratios

Total assets Y38.6trn

Shareholders equity Y2.2trn

Gross leverage 17.8x

Net leverage1 11.6x

Level 3 assets (net)2 Y0.5trn

Liquidity Y5.5trn

(billions of yen)

Preliminary, Basel 2.5 basis Sep 30 Dec 313

Tier 1 2,115 2,176

Tier 2 319 321

Tier 3 212 251

Total capital 2,418 2,494

(Preliminary,

RWA 13,923 12,862 Basel 3 basis3)

Tier 1 ratio 15.1% 16.9% 10.6%

Tier 1 common ratio4 13.1% 14.9% 10.6%

Total capital ratio 17.3% 19.3% 12.4%

Leverage ratio1

(x) Gross leverage ratio

22.0 Net leverage ratio

18.0 17.8

14.0

11.6

10.0

6.0

FY2011/12 FY2012/13

2Q 3Q 4Q 1Q 2Q

Level 3 assets2 and net level 3 assets/Tier 1 capital

(billions of yen)

Level 3 assets

1,500 Net Level 3 Assets 60%

Net Level 3 Assets / Tier 1 Capital

36%

1,000 31% 32% 40%

29%

25%

500 20%

0 0%

FY2011/12 FY2012/13

2Q 3Q 4Q 1Q 2Q

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity.

(2) Preliminary.

(3) On December 31, 2012, we started calculating credit risk assets using the internal model method. (4) Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.

Funding and liquidity

Balance sheet

Balance sheet structure (As of December 31, 2012)

Highly liquid, healthy balance sheet Assets Liabilities and equity Unsecured funding2 structure

80% of assets are highly liquid Approx. 80% of unsecured funding trading and related assets that are is long-term debt

marked-to-market and matched to Diversified sources of funding trading and related liabilities Trading liabilities

Short-term

through repos etc. (regionally and and related1 debt

by currency) Trading assets 19%

Other assets are funded by equity and related1 Long-term debt due within 1yr, 8% Loans

and long-term debt, ensuring Bank

(incl.

structural stability subordinated) lending

market

Other liabilities Long-

term debt Euro

Liquidity portfolio 2 Short-term borrowings 73%, MTN/Yen, Retail

Average retail bonds, market

Cash and cash deposits Long-term maturity etc.

Liquidity portfolio: borrowings of approx.

Y5.5trn, or 14% of total assets Other assets 6 years3 Euro Wholesale

Maintain a high quality liquidity Total equity MTN/Other, wholesale market portfolio surplus without the need bonds, etc.

for additional unsecured funding Breakdown of Funding of

over a certain period short-term/ and long-term

long-term debt debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.

(2) Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.

(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Exposure to European peripheral countries

GIIPS country exposure (preliminary, as of Dec 31, 2012)

(US$m)

Net exposure Changes

Net inventory 1 Net counter party 2 from Sep

total 2012

Of which, Of which,

Total Counter reserve / Total

party 2 hedges

Greece 93 91 -54 37 130 35

Ireland 353 34 -3 31 384 -37

Italy 1,486 613 -345 268 1,754 554

Portugal -10 157 -165 -8 -17 -3

Spain 526 247 -88 160 686 -798

European peripheral

countries – Total 2,449 1,142 -654 488 2,937 -249

Sovereign 2,195 452 -568 -117 2,078 532

Non-sovereign 255 690 -86 604 859 -781

Peripheral net country exposure of $2.94bn

as of the end of December

Declined by $249m (-8%) from

September total of $3.19bn

Sovereigns account for approx. 70% of

net country exposure; Sovereign

exposure is increasing as non-sovereign

inventory declines

Inventory is all trading assets marked to

market

(1) Inventory, both long and short positions

(2) Net counterparty exposure (i.e. repurchase transactions, securities lending and OTC derivatives) less collateral.

Financial Supplement

Consolidated balance sheet

NOMURA

(billions of yen)

Mar. 31, Dec. 31, Increase Mar. 31, Dec 31, Increase

2012 2012 (Decrease) 2012 2012 (Decrease)

Assets Liabilities

Total cash and cash deposits 1,954 1,524 (430) Short-term borrowings 1,186 934 (252)

Total payables and deposits 2,437 2,178 (259)

Total loans and receivables 2,211 2,257 45 Total collateralized financing 12,519 16,292 3,772

Trading liabilities 7,495 7,246 (249)

Total collateralized agreements 13,743 13,475 (267) Other liabilities 1,166 1,125 (41)

Long-term borrowings 8,505 8,352 (153)

Total trading assets1 and private

equity investments 14,124 17,656 3,532 Total liabilities 33,308 36,127 2,819

Total other assets 3,666 3,651 (15) Equity

Total NHI shareholders’ equity 2,107 2,168 61

Noncontrolling interest 282 267 (15)

Total assets 35,697 38,562 2,865 Total liabilities and equity 35,697 38,562 2,865

1. Including securities pledged as collateral.

Value at risk

NOMURA

Definition

99% confidence level

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1, 2012 to December 31, 2012 (billions of yen)

Maximum: 8.7

Minimum: 4.3

Average: 6.2

(billions of yen) Mar. 31, Jun. 30, Sep. 30, Dec. 31, Mar 31, Jun. 30, Sep. 30, Dec. 31,

2011 2011 2011 2011 2012 2012 2012 2012

Equity 1.8 1.6 1.9 1.5 1.4 1.2 1.0 2.4

Interest rate 4.1 4.3 4.0 5.0 6.5 5.7 6.6 6.4

Foreign exchange 4.5 3.8 2.8 3.5 2.5 1.7 1.9 2.1

Sub-total 10.4 9.7 8.8 10.0 10.4 8.6 9.5 11.0

Diversification benefit -4.1 -3.7 -3.6 -3.6 -3.2 -3.2 -2.3 -3.8

VaR 6.3 6.0 5.2 6.4 7.2 5.4 7.1 7.2

Consolidated financial highlights

NOMURA

Full year

Net income (loss)

ROE (%)

(billions of yen)

40 30 20 10 0

28.7

1.4%

11.6

0.6%

10%

8%

6%

4%

2%

0%

FY2010/11 FY2011/12

Net revenue 1,130.7 1,535.9

Income (loss) before income taxes 93.3 85.0

Net income (loss) attributable to Nomura 28.7 11.6

Holdings, Inc. (“NHI”) shareholders

Total NHI shareholders’ equity 2,082.8 2,107.2

ROE (%)1 1.4% 0.6%

Basic-Net income (loss) attributable to NHI 7.90 3.18

shareholders per share(yen)

Total NHI shareholders’ equity per share 578.40 575.20

(yen)

Quarter

(billions of yen)

40 30 20 10 0

17.8

22.1

0.6%

0.4% 1.9

0.4% 2.8

20.1 1.5%

4% 3% 2% 1% 0%

FY2011/12 FY2012/13

3Q 4Q 1Q 2Q 3Q

404.9 499.0 369.3 401.7 389.1

34.5 60.8 19.7 35.4 13.0

17.8 22.1 1.9 2.8 20.1

2,061.5 2,107.2 2,099.7 2,096.6 2,167.9

- 0.6% 0.4% 0.4% 1.5%

4.87 6.03 0.51 0.76 5.44

562.83 575.20 569.26 567.43 585.27

(1) Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

NOMURA

Full year Quarter

(billions of yen) FY2011/12 FY2012/13

FY2010/11 FY2011/12

3Q 4Q 1Q 2Q 3Q

Revenue

Commissions 405.5 347.1 74.0 90.4 77.4 72.3 83.7

Fees from investment banking 107.0 59.6 17.2 14.8 10.4 17.1 13.0

Asset management and portfolio service fees 143.9 144.3 33.4 35.1 33.8 33.4 35.0

Net gain on trading 336.5 272.6 80.1 98.9 84.4 88.9 88.2

Gain (loss) on private equity investments 19.3 25.1 34.6 -1.2 -5.4 0.3 11.6

Interest and dividends 346.1 435.9 103.1 92.4 103.5 92.8 99.7

Gain (loss) on investments in equity securities -16.7 4.0 -2.8 9.9 -7.1 13.0 8.9

Other 43.9 563.2 141.9 225.0 142.6 143.4 118.8

Total revenue 1,385.5 1,851.8 481.5 565.4 439.6 461.2 459.0

Interest expense 254.8 315.9 76.6 66.4 70.3 59.5 69.9

Net revenue 1,130.7 1,535.9 404.9 499.0 369.3 401.7 389.1

Non-interest expenses 1,037.4 1,450.9 370.5 438.2 349.6 366.3 376.1

Income (loss) before income taxes 93.3 85.0 34.5 60.8 19.7 5.4 13.0

Net income (loss) attributable to NHI shareholders 28.7 11.6 17.8 22.1 1.9 2.8 20.1

Main revenue items

NOMURA

Commissions

Fees from investment banking

Asset management and portfolio service fees

Full year Quarter

(billions of yen) FY2011/12 FY2012/13

FY2010/11 FY2011/12

3Q 4Q 1Q 2Q 3Q

Stock brokerage commissions (retail) 51.4 36.0 7.0 11.1 7.4 7.0 10.7

Stock brokerage commissions (other) 144.6 132.7 32.3 31.8 28.4 25.3 27.2

Other brokerage commissions 11.5 9.4 2.0 1.8 2.3 2.6 3.0

Commissions for distribution of 166.4 136.6 24.9 37.6 31.6 28.9 35.2 investment trusts

Other 31.6 32.4 7.8 8.2 7.6 8.5 7.5

Total 405.5 347.1 74.0 90.4 77.4 72.3 83.7

Equity underwriting and distribution 49.8 14.3 4.2 5.4 1.6 9.7 3.4

Bond underwriting and distribution 26.3 14.6 4.5 1.7 1.1 1.1 1.5

M&A / financial advisory fees 27.1 27.0 7.5 5.8 6.2 4.9 6.3

Other 3.9 3.7 1.1 1.9 1.5 1.4 1.8

Total 107.0 59.6 17.2 14.8 10.4 17.1 13.0

Asset management fees 106.7 108.2 24.9 25.9 24.9 24.8 26.3

Administration fees 21.0 18.4 4.3 4.8 4.6 4.4 4.5

Custodial fees 16.3 17.7 4.2 4.4 4.3 4.3 4.2

Total 143.9 144.3 33.4 35.1 33.8 33.4 35.0

Adjustment of consolidated results and segment results: Income (loss) before income taxes

NOMURA

Full year Quarter

(billions of yen) FY2011/12 FY2012/13

FY2010/11 FY2011/12

3Q 4Q 1Q 2Q 3Q

Retail 101.2 63.1 10.1 20.3 12.2 11.0 20.3

Asset Management1 20.0 20.5 4.2 4.1 5.4 4.6 7.3

Wholesale2 4.1 -37.7 37.1 11.9 -8.6 0.2 44.4

Three business segment total 125.3 46.0 51.4 36.3 9.0 15.7 71.9

Other1,2 -15.2 35.2 -14.5 14.6 17.0 7.3 -67.9

Segment total 110.2 81.2 36.9 50.9 26.0 23.1 4.1

Unrealized gain (loss) on investments in equity

securities held for operating purposes -16.9 3.8 -2.5 9.9 -6.3 12.4 8.9

Income (loss) before income taxes 93.3 85.0 34.5 60.8 19.7 35.4 13.0

(1) Due to a reorganization in April 2011, reported amounts for Asset Management and Other have been reclassified.

(2) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

Segment “Other”

NOMURA

Income (loss) before income taxes

Full year

(billions of yen)

40 20 0 -20 -40 -60 -80

-15.2

35.2

Quarter

(billions of yen)

40

20

0 -20 -40 -60

-80

-14.5

14.6 17.0

7.3

-67.9

FY2011/12 FY2012/13

FY2010/11 FY2011/12

3Q 4Q 1Q 2Q 3Q

Net gain (loss) related to economic 2.3 8.4 7.7 -2.1 -1.2 1.0 0.4 hedging transactions

Realized gain(loss) on investments in equity 0.2 0.2 -0.3 0.0 -0.7 0.6 -0.0 securities held for operating purposes

Equity in earnings of affiliates 9.0 10.6 1.3 3.9 1.3 3.3 4.5

Corporate items1 -34.5 -32.1 -29.0 -7.1 6.6 -7.0 -14.8

Others1,2 7.8 48.1 5.8 19.9 11.1 9.5 -58.0

Income (Loss) before income taxes -15.2 35.2 -14.5 14.6 17.0 7.3 -67.9

(1) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

(2) Due to a reorganization in April 2011, reported amounts for Asset Management and Other have been reclassified.

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2010/11	FY2011/12	FY2011/12		FY2012/13			QoQ	YoY
			3Q	4Q	1Q	2Q	3Q		
Commissions	244.8	201.5	38.7	55.8	44.1	41.7	**55.7**	**33.5%**	**43.9%**
Sales credit	52.8	59.0	15.2	15.6	15.1	16.8	**20.3**	**21.1%**	**34.2%**
Fees from investment banking and other	42.3	38.2	13.7	8.7	10.3	9.4	**6.6**	**-29.8%**	**-51.8%**
Investment trust administration fees and other	48.5	47.4	10.9	11.4	11.9	12.0	**12.1**	**1.3%**	**11.3%**
Net interest revenue	4.1	4.2	1.2	0.8	1.2	0.9	**0.9**	**3.0%**	**-27.9%**
Net revenue	392.4	350.3	79.7	92.4	82.7	80.8	**95.7**	**18.4%**	**20.0%**
Non-interest expenses	291.2	287.1	69.6	72.1	70.5	69.8	**75.4**	**8.0%**	**8.3%**
Income before income taxes	101.2	63.1	10.1	20.3	12.2	11.0	**20.3**	**84.8%**	**100.6%**
Domestic distribution volume of investment trusts[1]	9,473.5	8,933.9	1,827.5	2,381.8	1,952.0	1,804.8	**2,198.4**	**21.8%**	**20.3%**
Bond investment trusts	2,641.8	2,869.4	691.3	743.2	733.9	549.2	**612.1**	**11.5%**	**-11.5%**
Stock investment trusts	5,606.9	5,217.8	956.9	1,479.9	1,055.7	1,047.7	**1,386.2**	**32.3%**	**44.9%**
Foreign investment trusts	1,224.8	846.6	179.3	158.7	162.4	207.9	**200.1**	**-3.7%**	**11.6%**
Other									
Accumulated value of annuity insurance policies	1,697.3	1,800.8	1,780.4	1,800.8	1,828.3	1,856.9	**1,883.2**	**1.4%**	**5.8%**
Sales of JGBs for individual investors (transaction base)	32.8	281.2	78.9	62.8	62.3	36.9	**47.1**	**27.8%**	**-40.3%**
Retail foreign currency bond sales	1,565.6	1,703.4	452.2	397.5	460.8	350.2	**346.9**	**-0.9%**	**-23.3%**

(1) Nomura Securities.

27

Retail related data (2)

NOMURA

Stock brokerage commissions and commissions for distribution of investment trusts

Full year

(billions of yen)

180 150 120 90 60 30 0

Stock brokerage commissions

Commissions for distribution of investment trusts

Quarter

(billions of yen)

70 60 50 40 30 20 10 0

FY2011/12 FY2012/13

FY2010/11 FY2011/12 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Stock brokerage commissions 51.4 36.0 7.0 11.1 7.4 7.0 10.7 52.3% 53.0%

Commissions for distribution of

investment trusts1 170.1 139.9 25.6 38.2 32.4 30.2 43.2 43.1% 68.7%

(1) Nomura Securities.

Retail related data (3)

NOMURA

Retail client assets

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities

Full year Quarter

(trillions of yen)

100

80 70.6 72.0 72.0 73.6

65.0 68.2 67.3

60

40

20

0

FY2010/11 FY2011/12 FY2011/12 FY2012/13

Mar. 11 Mar. 12 Dec. 11 Mar. 12 Jun. 12 Sep. 12 Dec. 12

Equities 35.8 37.2 31.8 37.2 34.4 33.4 38.0

Foreign currency bonds 5.9 6.2 5.9 6.2 6.2 6.3 6.7

Domestic bonds 1 12.8 12.7 12.7 12.7 12.9 12.7 12.6

Stock investment trusts 8.3 7.7 6.9 7.7 6.9 7.0 7.8

Bond investment trusts 4.1 4.4 4.2 4.4 4.2 4.2 4.4

Overseas mutual funds 1.5 1.4 1.4 1.4 1.3 1.4 1.5

Other 2 2.3 2.3 2.1 2.3 2.2 2.3 2.5

Total 70.6 72.0 65.0 72.0 68.2 67.3 73.6

(1) Includes CBs and warrants.

(2) IIncludes annuity insurance

Retail related data (4)

NOMURA

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen) (billions of yen)

6,000

900

3,942

4,000 647

2,400

360 400

2,000 260

185

0

-10 -100

FY2011/12 FY2012/13

FY2010/11 FY2011/12

3Q 4Q 1Q 2Q 3Q

(1) Net asset inflow = asset inflow – asset outflow. Retail client assets exclude portion from regional financial institutions.

Retail related data (5)

NOMURA

Number of accounts

(Thousands) FY2010/11 FY2011/12 FY2011/12 FY2012/13

Mar. 11 Mar. 12 Dec 11 Mar 12 Jun. 12 Sep. 12 Dec. 12

Accounts with balance 4,936 4,985 4,966 4,985 4,997 5,003 5,006

Equity holding accounts 2,695 2,706 2,707 2,706 2,714 2,731 2,710

Nomura Home Trade /

Net & Call accounts1 3,328 3,773 3,745 3,773 3,796 3,823 3,846

New Individual accounts / IT share2

Full year Quarter

(Thousands) FY2010/11 FY2011/12 FY2011/12 FY2012/13

3Q 4Q 1Q 2Q 3Q

New individual accounts 326 235 50 64 52 72 63

IT share2

No. of orders 53% 57% 56% 56% 55% 54% 53%

Transaction value 27% 30% 29% 29% 29% 27% 29%

(1) From December 2011, number of accounts refers to total of Nomura Home Trade and Net & Call accounts.

(2) IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

NOMURA

(billions of yen)

FY2011/12 FY2012/13

FY2010/11 FY2011/12 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 66.5 65.8 15.3 15.7 16.4 15.4 18.8 21.7% 22.8%

Non-interest expenses 46.5 45.3 11.1 11.6 11.0 10.9 11.5 5.4% 3.7%

Income before income taxes 20.0 20.5 4.2 4.1 5.4 4.6 7.3 60.5% 72.5%

(1) Due to a reorganization in April 2011, reported amounts for Asset Management and Other have been reclassified.

Total assets under management

AuM (gross)1

2

AuM (net)

Full year Quarter

(trillions of yen)

32.7 31.9 31.9 32.7

29.2 30.1 29.6

30.0

24.7 24.6 24.6 25.1

22.6 23.3 22.7

20.0

10.0

0.0

FY2010/11 FY2011/12 FY2011/12 FY2012/13

Mar. 11 Mar. 12 Dec. 11 Mar. 12 Jun. 12 Sep. 12 Dec. 12

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.

(2) Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

NOMURA

Assets under management (gross) by business[1]

(trillions of yen)	FY10/11	FY11/12	FY11/12		FY12/13		
	Mar. 12	Mar. 12	Dec. 11	Mar. 12	Jun. 12	Sep. 12	Dec. 12
Investment trust business	24.3	23.0	21.0	23.0	21.5	21.7	**24.0**
Investment advisory business	8.4	8.9	8.2	8.9	8.6	7.8	**8.7**
Assets under management (gross)[1]	**32.7**	**31.9**	**29.2**	**31.9**	**30.1**	**29.6**	**32.7**

Assets under management by company

(trillions of yen)	FY 10/11	FY 11/12	FY11/12		FY12/13		
	Mar 12	Mar 12	Dec 11	Mar 12	Jun. 12	Sep. 12	Dec. 12
Nomura Asset Management	27.3	27.0	24.7	27.0	25.5	24.9	27.6
Nomura Funds Research and Technologies	2.8	2.6	2.3	2.6	2.4	2.4	2.6
Nomura Corporate Research and Asset Management	1.8	1.5	1.3	1.5	1.5	1.6	1.7
Nomura Private Equity Capital	0.5	0.6	0.5	0.6	0.6	0.5	0.6
Nomura Funds Research and Technologies America	0.2	0.3	0.3	0.3	0.2	0.2	0.2
Assets under management (gross)[1]	**32.7**	**31.9**	**29.2**	**31.9**	**30.1**	**29.6**	**32.7**
Group company overlap	**8.0**	**7.3**	**6.5**	**7.3**	**6.8**	**6.9**	**7.6**
Assets under management (net)[2]	**24.7**	**24.6**	**22.6**	**24.6**	**23.3**	**22.7**	**25.1**

Asset inflows/outflows by business[3]

(billions of yen)	Full year		Quarter				
	FY10/11	FY11/12	FY11/12		FY12/13		
			3Q	4Q	1Q	2Q	3Q
Investment trusts business	1,778	295	-90	13	128	87	**354**
ETFs	-11	347	97	-19	241	70	**48**
Investment advisory business	145	513	8	-87	218	-790	**58**
Net asset inflow	1,922	808	-82	-73	346	-703	**412**

Domestic public investment trust market and Nomura Asset Management market share[4]

(trillions of yen)	FY 10/11	FY 11/12	FY11/12		FY12/13		
	Mar. 11	Mar. 12	Dec. 11	Mar. 12	Jun. 12	Sep. 12	Dec. 12
Domestic public stock investment trusts							
Market	54.2	51.2	46.8	51.2	47.9	48.3	**52.9**
Nomura's share (%)	17%	17%	17%	17%	17%	17%	**18%**
Domestic public bond investment trusts							
Market	11.1	11.0	10.6	11.0	10.5	10.4	**11.1**
Nomura's share (%)	43%	44%	43%	44%	44%	44%	**43%**

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.
(2) Net after deducting duplications from assets under management (gross). *(3) Based on assets under management (net).* *(4) Source: Investment Trusts Association, Japan*

33

Wholesale related data (1)

NOMURA

Wholesale

(billions of yen) FY2011/12 FY2012/13

FY2010/11 FY2011/12 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 626.1 555.0 175.1 158.4 121.9 137.1 189.0 37.8% 7.9%

Non-interest expenses 622.0 592.7 138.1 146.5 130.4 136.9 144.6 5.6% 4.7%

Income (Loss) before income taxes 4.1 -37.7 37.1 11.9 -8.6 0.2 44.4 229.8x 19.7%

Breakdown of Wholesale revenues

FY2011/12 FY2012/13

(billions of yen) FY2010/11 FY2011/12 3Q 4Q 1Q 2Q 3Q QoQ YoY

Fixed Income 281.3 274.5 76.4 87.0 71.5 88.6 110.7 25.0% 44.8%

Equities 226.8 181.2 39.6 51.6 37.1 32.1 47.3 47.4% 19.4%

Global Markets 508.1 455.8 116.1 138.6 108.6 120.7 158.0 30.9% 36.2%

Investment Banking(Net) 102.9 75.4 23.6 21.2 15.1 15.8 17.7 12.3% -24.7%

Other 15.2 23.9 35.5 -1.4 -1.8 0.6 13.2 21.4x -62.8%

Investment Banking 118.1 99.3 59.1 19.8 13.3 16.4 30.9 88.6% -47.6%

Net revenue 626.1 555.0 175.1 158.4 121.9 137.1 189.0 37.8% 7.9%

Non-interest expenses 622.0 592.7 138.1 146.5 130.4 136.9 144.6 5.6% 4.7%

Income (Loss) before income taxes 4.1 -37.7 37.1 11.9 -8.6 0.2 44.4 229.8x 19.7%

Investment Banking(Gross) 185.0 141.7 45.1 40.5 32.2 33.3 33.4 0.2% -25.9%

(1) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

Wholesale related data (2)

NOMURA

Private equity related investments

Terra Firma

Asia

Europe (excluding Terra Firma) Japan

Full year Quarter

(billions of yen)

400

327.7

300

221.3 221.3

208.9 206.0 206.4

200

103.1

100

0

FY2010/11 FY2011/12 FY2011/12 FY2012/13

Mar. 11 Mar. 12 Dec. 11 Mar. 12 Jun. 12 Sep. 12 Dec. 12

Japan 165.9 65.5 71.2 65.5 59.6 58.9 53.2

Europe (excluding Terra Firma) 33.5 26.8 24.7 26.8 24.1 23.9 21.1

Asia 3.3 1.9 2.1 1.9 1.6 1.7 1.8

Sub Total 202.7 94.1 98.0 94.1 85.3 84.6 76.2

Terra Firma 125.0 127.2 110.9 127.2 120.7 121.8 26.9

Total 327.7 221.3 208.9 221.3 206.0 206.4 103.1

Number of employees

NOMURA

Mar. 31,2011 Jun. 30,2011 Sep. 30,2011 Dec. 31,2011 Mar. 31,2012 Jun. 30,2012 Sep. 30,2012 Dec. 31,2012

Japan (excluding FA)1 12,829 20,263 20,105 19,882 19,598 20,197 20,039 19,877

Japan (FA) 2,089 2,096 2,078 2,048 2,011 2,014 1,981 1,951

Europe 4,353 4,436 4,492 4,143 4,014 3,975 3,940 3,747

Americas 2,348 2,383 2,537 2,466 2,420 2,423 2,425 2,316

Asia-Pacific2 5,252 6,452 6,485 6,394 6,352 6,454 6,430 6,207

Total 26,871 35,630 35,697 34,933 34,395 35,063 34,815 34,098

(1) Excludes employees of private equity investee companies

(2) Includes Powai office in India.

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

All rights regarding this document are reserved by Nomura. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC, s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

NOMURA

Nomura Holdings, Inc.

www.nomura.com